Exhibit 99.1

Futu Announces Second Quarter 2023 Unaudited Financial Results

HONG KONG, August 24, 2023 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Operational Highlights

●	Total number of paying clients[1] increased 14.3% year-over-year to 1,586,001 as of June 30, 2023.

●	Total number of registered clients[2] increased 12.4% year-over-year to 3,395,654 as of June 30, 2023.

●	Total number of users[3] increased 10.1% year-over-year to 20.5 million as of June 30, 2023.

●	Total client assets increased 7.5% year-over-year to HK$466.2 billion as of June 30, 2023.

●	Daily average client assets were HK$450.1 billion in the second quarter of 2023, an increase of 18.3% from the same period in 2022.

●	Total trading volume in the second quarter of 2023 declined 28.7% year-over-year to HK$1.0 trillion, in which trading volume for U.S. stocks was HK$675.9 billion, trading volume for Hong Kong stocks was HK$258.5 billion, and trading volume for stocks under the Stock Connect was HK$22.3 billion.

●	Daily average revenue trades (DARTs)[4] in the second quarter of 2023 declined 32.1% year-over-year to 389,748.

●	Margin financing and securities lending balance increased 17.6% year-over-year to HK$34.0 billion as of June 30, 2023.

Second Quarter 2023 Financial Highlights

●	Total revenues increased 42.3% year-over-year to HK$ 2,484.9 million (US$317.1 million).
●	Total gross profit increased 37.1% year-over-year to HK$2,110.4 million (US$269.3 million).
●	Net income increased 74.5% year-over-year to HK$1,119.6 million (US$142.9 million).
●	Non-GAAP adjusted net income[5] increased 73.3% year-over-year to HK$1,193.4 million (US$152.3 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “In the second quarter, we added over 57 thousand paying clients, bringing the total number of paying clients to nearly 1.6 million. The sequential acceleration in client acquisition was mostly due to robust organic client growth. In Hong Kong, we leveraged offline marketing campaigns to build brand equity and attract clients that don’t typically engage with online promotional events. Client acquisition in Singapore also picked up, underpinned by strong U.S. equity market performance and attractive yields of money market funds. In the U.S., we maintained robust client growth while meaningfully improved new client quality.”

1 The number of paying clients refers to the number of clients with assets in their trading accounts with Futu.

2 The number of registered clients refers to the number of users who open one or more trading accounts with Futu.

3 The number of users refers to the number of user accounts registered with Futu.

4 The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“Total client assets increased by 7.5% year-over-year to HK$466.2 billion. Despite the negative mark-to-market impact on clients’ Hong Kong stock holdings, total asset balance was flattish quarter-over-quarter, thanks to accelerated net asset inflow across all overseas markets. Total and average client assets in Singapore increased by 20.5% and 12.5% quarter-over-quarter, respectively. We are encouraged to see that Singapore market recorded its fourth consecutive quarter of double-digit sequential growth in total client assets despite market volatility. Margin financing and securities lending balance declined marginally by 1.4% sequentially as some clients unwound their securities lending positions.”

“Total trading volume declined by 21.5% quarter-over-quarter to HK$1.0 trillion. Client’s interest in China technology names faded as they pared back prior gains amid macro uncertainty. This led Hong Kong stock trading volume to drop by 30.5% sequentially to HK$258.5 billion. U.S. stock trading volume was HK$675.9 billion, down 18.3% quarter-over-quarter, attributable to lower trading turnover in technology stocks and leveraged and inverse ETFs.”

“Total client assets in wealth management were HK$43.5 billion, up 98.8% year-over-year and 17.5% quarter-over-quarter. Money market funds again drove the majority of this growth as their returns remained attractive amid a high interest rate environment. In Hong Kong, we continued to expand structured product offerings by onboarding fund-linked notes and call/put spread notes to cater to the diversified risk-return expectations of high-net-worth clients. In Singapore, an increasing proportion of paying clients invested in wealth management products, and average client assets in wealth management more than doubled year-over-year.”

“We had 374 IPO distribution and IR clients as of quarter end, up 35.5% year-over-year. In the past quarter, we acted as joint bookrunners of several high-profile Hong Kong IPOs, including those of YSB Inc. and Edianyun Limited.”

Mr. Arthur Yu Chen, Futu’s Chief Financial Officer, added, “We announced in March 2022 that our board of directors authorized a new share repurchase program, under which we may repurchase up to US$500 million worth of our ADSs, until the end of 2023. As of June 30, 2023, we had repurchased an aggregate of 11 million ADSs with approximately US$360 million total repurchased amount in open market transactions.”

Second Quarter 2023 Financial Results

Revenues

Total revenues were HK$2,484.9 million (US$317.1 million), an increase of 42.3% from HK$1,746.7 million in the second quarter of 2022.

Brokerage commission and handling charge income was HK$952.6 million (US$121.6 million), a decrease of 7.9% from the second quarter of 2022. This was mainly due to the 28.7% year-over-year decline in total trading volume, partially offset by the increase in blended commission rate from 7.7bps to 9.9bps.

Interest income was HK$1,405.7 million (US$179.4 million), an increase of 126.6% from the second quarter of 2022. The increase was mainly driven by higher interest income from bank deposits and securities borrowing and lending business.

Other income was HK$126.6 million (US$16.2 million), an increase of 36.9% from the second quarter of 2022. The increase was largely due to higher fund distribution service income.

Costs

Total costs were HK$374.5 million (US$47.8 million), an increase of 80.1% from HK$207.9 million in the second quarter of 2022.

Brokerage commission and handling charge expenses were HK$55.3 million (US$7.1 million), a decrease of 36.6% from the second quarter of 2022. This was attributable to lower trading volume and cost savings from our U.S. self-clearing business.

Interest expenses were HK$220.4 million (US$28.1 million), an increase of 728.6% from the second quarter of 2022. The increase was mainly driven by higher expenses associated with our securities borrowing and lending business.

Processing and servicing costs were HK$98.8 million (US$12.6 million), an increase of 5.0% from the second quarter of 2022. The minor increase was primarily due to higher system usage fee.

Gross Profit

Total gross profit was HK$2,110.4 million (US$269.3 million), an increase of 37.1% from HK$1,538.8 million in the second quarter of 2022. Gross margin was 84.9%, as compared to 88.1% in the second quarter of 2022.

Operating Expenses

Total operating expenses were HK$851.8 million (US$108.7 million), an increase of 18.0% from HK$721.6 million in the second quarter of 2022.

Research and development expenses were HK$363.3 million (US$46.4 million), an increase of 24.5% from the second quarter of 2022. This was primarily due to an increase in research and development headcount to support infrastructure upgrade, overseas expansion and new product offerings.

Selling and marketing expenses were HK$174.9 million (US$22.3 million), a decrease of 20.2% from the second quarter of 2022. The decrease was due to lower customer acquisition costs.

General and administrative expenses were HK$313.5 million (US$40.0 million), an increase of 48.7% from the second quarter of 2022. The increase was primarily due to an increase in general and administrative personnel to support overseas expansion.

Net Income

Net income increased by 74.5% to HK$1,119.6 million (US$142.9 million) from HK$641.7 million in the second quarter of 2022. Net income margin for the second quarter of 2023 expanded to 45.1% from 36.7% in the year-ago quarter primarily due to strong topline growth and lower selling and marketing expenses.

Non-GAAP adjusted net income increased by 73.3% to HK$1,193.4 million (US$152.3 million) from the second quarter of 2022. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$8.07 (US$1.03), compared with HK$4.50 in the second quarter of 2022. Diluted net income per ADS was HK$7.99 (US$1.02), compared with HK$4.46 in the second quarter of 2022. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Thursday, August 24, 2023, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link

https://register.vevent.com/register/BIc800f9f81e9441dc89861b258b292dbd.

It will automatically lead to the registration page of "Futu Holdings Ltd Second Quarter 2023 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering fully digitalized financial services. Through its proprietary digital platforms, Futubull and moomoo, the Company provides a full range of investment services, including trade execution and clearing, margin financing and securities lending, and wealth management. The Company has embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders. The Company also provides corporate services, including IPO distribution, investor relations and ESOP solution services.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance. Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8363 to US$1.00, the noon buying rate in effect on June 30, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2022	2023	2023
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	5,028,898	3,720,180	474,737
Cash held on behalf of clients	50,685,472	52,400,919	6,686,947
Restricted cash	1,215	1,199	153
Term deposit	5,860	5,430	693
Short-term investments	675,064	1,689,124	215,551
Securities purchased under agreements to resell	32,000	38,000	4,849
Loans and advances - current (net of allowance of HK$27,840 thousand and HK$37,112 thousand as of December 31, 2022 and June 30, 2023, respectively)	26,676,358	30,995,245	3,955,342
Receivables:
Clients	513,358	348,606	44,486
Brokers	5,914,963	11,073,137	1,413,057
Clearing organizations	3,066,953	2,190,599	279,545
Fund management companies and fund distributors	79,086	119,942	15,306
Interest	254,310	193,971	24,753
Prepaid assets	28,507	39,133	4,994
Other current assets	102,258	98,965	12,629
Total current assets	93,064,302	102,914,450	13,133,042

Operating lease right-of-use assets	196,864	173,140	22,095
Long-term investments	239,694	232,979	29,731
Loans and advances - non-current	36,765	18,986	2,423
Other non-current assets	965,205	1,038,826	132,567
Total non-current assets	1,438,528	1,463,931	186,816
Total assets	94,502,830	104,378,381	13,319,858

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2022	2023	2023
	HK$	HK$	US$
LIABILITIES
Amounts due to related parties	52,725	55,127	7,035
Payables:
Clients	57,209,066	55,281,990	7,054,604
Brokers	11,815,274	19,111,441	2,438,835
Clearing organizations	51,867	633,783	80,878
Fund management companies and fund distributors	90,801	193,047	24,635
Interest	9,864	35,761	4,564
Borrowings	2,480,532	4,563,875	582,402
Lease liabilities - current	109,416	93,997	11,995
Accrued expenses and other current liabilities	1,706,159	1,885,849	240,656
Total current liabilities	73,525,704	81,854,870	10,445,604

Lease liabilities - non-current	101,727	90,456	11,543
Other non-current liabilities	13,620	12,586	1,605
Total non-current liabilities	115,347	103,042	13,148
Total liabilities	73,641,051	81,957,912	10,458,752

SHAREHOLDERS’ EQUITY
Class A ordinary shares	68	68	9
Class B ordinary shares	29	29	4
Additional paid-in capital	18,154,442	18,309,388	2,336,484
Treasury stock	(4,324,565)	(5,173,786)	(660,233)
Accumulated other comprehensive loss	(47,846)	(106,286)	(13,563)
Retained earnings	7,079,416	9,391,200	1,198,423
Total shareholders' equity	20,861,544	22,420,613	2,861,124

Non-controlling interest	235	(144)	(18)
Total equity	20,861,779	22,420,469	2,861,106
Total liabilities and equity	94,502,830	104,378,381	13,319,858

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	1,033,780	952,615	121,565	2,001,246	2,031,926	259,297
Interest income	620,439	1,405,716	179,385	1,195,661	2,699,976	344,547
Other income	92,505	126,557	16,150	190,821	252,839	32,265
Total revenues	1,746,724	2,484,888	317,100	3,387,728	4,984,741	636,109
Costs
Brokerage commission and handling charge expenses	(87,232)	(55,341)	(7,062)	(183,221)	(127,587)	(16,282)
Interest expenses	(26,602)	(220,386)	(28,124)	(65,827)	(351,226)	(44,820)
Processing and servicing costs	(94,058)	(98,807)	(12,609)	(186,799)	(186,531)	(23,803)
Total costs	(207,892)	(374,534)	(47,795)	(435,847)	(665,344)	(84,905)
Total gross profit	1,538,832	2,110,354	269,305	2,951,881	4,319,397	551,204

Operating expenses
Research and development expenses	(291,725)	(363,348)	(46,368)	(574,174)	(718,247)	(91,656)
Selling and marketing expenses	(219,090)	(174,925)	(22,322)	(507,235)	(316,203)	(40,351)
General and administrative expenses	(210,790)	(313,518)	(40,008)	(388,532)	(621,411)	(79,299)
Total operating expenses	(721,605)	(851,791)	(108,698)	(1,469,941)	(1,655,861)	(211,306)

Others, net	(95,494)	74,693	9,532	(115,819)	66,961	8,545

Income before income tax expense and share of loss from equity method investments	721,733	1,333,256	170,139	1,366,121	2,730,497	348,443

Income tax expense	(70,650)	(209,467)	(26,730)	(143,198)	(411,168)	(52,470)
Share of loss from equity method investments	(9,398)	(4,228)	(540)	(9,398)	(7,923)	(1,011)

Net income	641,685	1,119,561	142,869	1,213,525	2,311,406	294,962

Attributable to:
Ordinary shareholders of the Company	641,685	1,119,741	142,892	1,213,525	2,311,784	295,010
Non-controlling interest	-	(180)	(23)	-	(378)	(48)
	641,685	1,119,561	142,869	1,213,525	2,311,406	294,962

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	HK$	HK$	US$	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	0.56	1.01	0.13	1.05	2.08	0.27
Diluted	0.56	1.00	0.13	1.04	2.06	0.26

Net income per ADS
Basic	4.50	8.07	1.03	8.38	16.61	2.12
Diluted	4.46	7.99	1.02	8.30	16.44	2.10

Weighted average number of ordinary shares used in computing net income per share
Basic	1,139,418,888	1,110,112,831	1,110,112,831	1,158,972,163	1,113,421,781	1,113,421,781
Diluted	1,149,398,944	1,120,734,239	1,120,734,239	1,169,572,515	1,124,704,502	1,124,704,502

Net income	641,685	1,119,561	142,869	1,213,525	2,311,406	294,962
Other comprehensive loss, net of tax
Foreign currency translation adjustment	(62,829)	(169,876)	(21,679)	(18,540)	(58,441)	(7,458)
Total comprehensive income	578,856	949,685	121,190	1,194,985	2,252,965	287,504

Attributable to:
Ordinary shareholders of the Company	578,856	949,869	121,214	1,194,985	2,253,344	287,552
Non-controlling interest	-	(184)	(24)	-	(379)	(48)
	578,856	949,685	121,190	1,194,985	2,252,965	287,504

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	HK$	HK$	US$	HK$	HK$	US$
Net income	641,685	1,119,561	142,869	1,213,525	2,311,406	294,962
Add: Share-based compensation expenses	46,863	73,832	9,422	97,251	149,942	19,134
Adjusted net income	688,548	1,193,393	152,291	1,310,776	2,461,348	314,096

Non-GAAP to GAAP reconciling items have no income tax effect.